

Mail Stop 3561

October 23, 2009

<u>Via U.S. Mail</u>

Georgios Koutsolioutsos
Chairman of the Board of Directors
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, GREECE

> **Re: Seanergy Maritime Holdings Corp.**
> **Registration Statement on Form F-1/A**
> **Filed: October 16, 2009**
> **File No. 333-161961**

Dear Mr. Koutsolioutsos:

We have reviewed your responses to the comments in our letter dated October 13, 2009 and have the following additional comments.

<u>Distinguishing Factors and Business Strategy, page 5</u>

1. We note your response to our prior comment number 1; however, your new disclosure still suggests that your management has created shareholder value without explaining how one might interpret your financial results in a positive light, considering present market conditions. As such, your summary disclosure still appears inconsistent with your financial results. Please revise your summary further to explain this inconsistency, using care to avoid qualitative claims rather than factual statements.

Georgios Koutsolioutsos
Seanergy Maritime Holdings Corp.
October 23, 2009

Exhibit 5.1

2. We note counsel's conclusion that the shares "have been . . . validly issued, fully
    paid and non-assessable." Please provide a revised opinion of counsel that the
    shares <u>will be</u> validly issued, fully paid and non-assessable, or advise.

Exhibit 8.1

3. We note that counsel's opinion merely confirms that relevant tax statements have
    been reviewed and opines that those statements are accurate. Please file a revised
    tax opinion that appropriately addresses and expresses firm conclusions for
    relevant federal tax consequences material to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

Georgios Koutsolioutsos
Seanergy Maritime Holdings Corp.
October 23, 2009

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

           Sincerely,

           Amanda Ravitz
           Branch Chief – Legal

Cc:

A. Jeffry Robinson
Miriam A. de Oliveira
Broad and Cassel
(305) 373-9443 *(facsimile)*